
05075245
The Shaw Group Inc.
making it happen
2005 Summary Annual Report
PROCESSED
DEC 27 2005
THOMSON
FINANCIAL
Shaw® a world of Solutions


HEALTH
&
SAFETY

a year of making it happen

The success of 2005 was the result of a strategic blueprint years in the making. Our innovative approach and commitment to excellence positioned us to win significant new projects. Demonstrated expertise in the emergency response field put us at the forefront of recovery efforts following the nation's most devastating natural disaster. Actions to raise our profile on an international scale paid big dividends. The culmination of these efforts resulted in the highest backlog in our company's history, six consecutive quarters of positive earnings and cash flow, and solid returns for our shareholders.


Shaw® a world of Solutions

message to our shareholders



The year 2005 was one of perspective for The Shaw Group. It was, after all, one of the strongest years in the history of our company. After years of strategic planning, a sustained focus on innovation, and a commitment to performance, we realized significant rewards in 2005, winning major projects and expanding our global footprint across all of our business lines.



Backlog by Industry Sector
2005
33%
22%
45%
$6.7 billion
2004
50%
12%
38%
$5.8 billion
2003
59%
1%
11%
29%
$4.8 billion
Environment and Infrastructure
Energy
Chemicals
Other

making it happen

These achievements resulted in the highest backlog in our company's history—a record $6.7 billion for 2005—and marked six consecutive quarters of positive earnings and cash flow performance.

During 2005, the energy markets enjoyed a strong resurgence of activity. Shaw quickly capitalized on measures taken during 2003 and 2004 to position the company to target, capture and execute these emerging opportunities. And these efforts garnered strong results. Shaw received several major energy awards in 2005, including grass-roots power plant projects, and we firmly established ourselves as a pioneer and an industry leader in the growing flue gas desulphurization market.

Our chemicals group reaped the rewards of their targeted efforts to expand globally, winning major international contracts and maximizing Shaw's proprietary technology overseas. The maintenance group continued its strong performance and record of achievement completing a record 19 maintenance outages during the third quarter alone. Shaw's pipe fabrication and manufacturing group benefited from the improving energy and chemical markets and the increased construction in those areas. In the past few years, we've worked hard to improve communication and collaboration between business lines to ensure we offer turnkey products and services to our clients. In 2005, these efforts truly paid off for Shaw and our customers.

We also had a very strong year from a project execution standpoint. One example is the 600,000 metric-tons-per-year ethylene plant we completed for BASF-YPC in Nanjing, China. Shaw successfully completed this $2.7 billion world-scale integrated petrochemical complex achieving 20 million safe work-hours with zero lost time accidents at handover. To the best of our knowledge, this ambitious venture was the largest engineering, procurement and construction project ever completed in China by a western contractor and serves as a strong example of our ability to successfully execute projects overseas.

We continued to play a leading role in environmentally sound solution. Shaw is a pioneer in the nuclear industry and in 2005 we responded to this challenge in a number of ways including joining Westinghouse and Mitsubishi Heavy Industries in the AP1000 Consortium. The AP1000 Consortium is targeting new nuclear power plant opportunities in China, where the demand for energy is growing rapidly.

We significantly strengthened our financial position and flexibility during the year, issuing over $270 million of common stock in April and using the proceeds to retire substantially all of our outstanding 10¾% Senior Notes. This significantly reduced ongoing interest costs. In addition, we increased our bank credit facility capacity from $300 million to $550 million. With six quarters of solid performance, a healthy balance sheet, and a marked increase in activity in the markets we serve, Shaw is stronger than ever!

Indeed, 2005 was a great year for Shaw and for our shareholders. But the feeling of satisfaction after such a successful performance was quickly overshadowed when Hurricane Katrina roared ashore only two short days before the end of our fiscal year. Hurricanes Katrina and Rita ravaged the coastline of our home state of Louisiana and directly affected our lives, our livelihoods, and the ways we see ourselves.

Shaw has long been at the forefront of emergency hurricane reaction and response work having participated in recovery efforts following virtually every hurricane since Andrew in 1992. Our "blue roof" record and our capabilities in rapidly mobilizing emergency housing were well established. The absolute destructive power of Hurricane Katrina, however, was unprecedented and the tragic scenes that played out over the days immediately following the storm gripped the nation's attention. The fact that it struck in Shaw's home state made the tragedy even more personal for the men and women of Shaw.

As the reality of Hurricane Katrina's catastrophic swath became apparent to the outside world, Shaw was already mobilizing and responding. Because of made an immediate impact. Truly, they did everything imaginable and acted quickly to provide tangible solutions during a time of uncertainty. We worked overtime to repair levees. We rescued the stranded. We got the power back up in hospitals. Ultimately, we did the impossible. Shaw removed the floodwaters from the city of New Orleans in 17 days. Experts said it would take 80. Anywhere there was activity, anywhere help was needed, anywhere tough tasks were demanded, it seemed Shaw's distinctive orange-shirted personnel were on the job.

It didn't end there. Post-Katrina, and three weeks later, post-Rita, Shaw was on-site throughout southern Louisiana, Mississippi, Alabama and Texas providing results. Shaw's motto of providing "A World of Solutions" was never put more to the test. But we did more. Not only did Shaw provide the solutions, it also provided the very best problem solvers, the people who cared most—local contractors. At Shaw, we knew the best way to respond quickly was to respond locally. We hired nearly 70% of our subcontractors from among the small businesses in the local communities, nearly 40% of those were minority, women or disadvantaged businesses. We also spent 91% of all money for hurricane-related projects in Louisiana with in-state subcontractors and workers. It was good business. It was good sense. It was the right thing to do.

Shaw's performance in 2005 was distinctive, distinguished and defining.

We at Shaw hope never to have to fight the battles of Katrina and Rita in our home state again. But, we will also never fight these battles in any other state without feeling a more particular human sense of personal commitment either. Shaw's business and professional record for 2005 is notable, but the response of our employees in the face of the largest natural disaster in our country's history has been called heroic. I am very proud. You should be, too.

Sincerely,

global solutions

Strategic and innovative thinking, combined with a strong entrepreneurial culture have established Shaw as a world leader in providing dynamic solutions that improve our world. Developing environmentally sound energy sources, providing enhanced processes for creating products that affect our daily lives, and rapidly responding to those in need are just a few of the ways Shaw is **making it happen.**



Energy

- Natural Gas, Coal, Hydro and Renewables
- Turnkey Engineering, Design, Project Management, Procurement, and Construction Services
- Industry Leader in Flue Gas Desulphurization (FGD) "Scrubber" Installation
- Premier Management Consulting Services



Chemicals

- Proprietary Ethylene Technology
- Proprietary Deep Catalytic Cracking (DCC) Technology
- Clean Fuels Processing and Refining Expertise
- Technical Field Services



Nuclear

- Over 50 Years Experience in the Nuclear Industry
- New Plant Design and Construction Services
- Plant Restarts and Uprates
- Maintenance Provider to One-third of U.S. Nuclear Sites
- Record Setting Refueling Outages
- Decommissioning and Demolition Services
- MOX Fuel Fabrication Expertise



Maintenance

- Active Craft Database of 11,000 Laborers
- Active Construction Field Workforce of 3,000
- 5,000 Active Nuclear Craft Specialists
- Contract Maintenance, Modifications and Construction at 140 Locations



Environmental & Infrastructure

- Evaluation, Remediation, and Restoration Services
- Isolation and Removal of Hazardous Materials (Biological, Radioactive, & Explosive)
- Ports, Harbors, Wetlands Restoration, and Housing Privatization
- Military Base and Facilities Management



Pipe Fabrication & Manufacturing

- Pipe Fabrication & Manufacturing Services
- 10 Fabrication Facilities in Strategic Global Locations
- ASME Approval to Produce Piping for Nuclear Facilities
- Largest Pipe Fabricator in the United States
- Proprietary Induction and Cold Bending Technology

making it happen

They said it would take 80 days. We MADE IT HAPPEN in 17.



[illegible], the nation's most devastating natural disaster leaves New Orleans underwater and cut off from the rest of the nation.



1. Hurricane Recovery team leaders held daily strategy meetings.
2. Shaw provided temporary housing for displaced residents.
3. Working around the clock, Shaw crews removed floodwaters from New Orleans and repaired levees.
4. Shaw provided temporary roofing repairs to thousands of homes.
5. Shaw crews worked 24/7 to restore power to thousands.

August 29, 2005—the most destructive storm in our nation's history strikes the Gulf Coast region, barely missing New Orleans head on but putting enough strain on the city's levee system to cause a worst case scenario for an area dependent on this system for survival. Just hours after Katrina blew ashore, most thought New Orleans had once again dodged a bullet, suffering only wind damage, power outages, and low-lying flooding. But the collective sighs of relief quickly gave way to panic when the levee system breached and several of the city's crucial pumps failed, causing immediate flooding. Within hours, much of New Orleans was underwater, over 20 feet in some areas. As the nation watched in horror, neighborhoods in this historic city were overcome by floodwaters and families relied on helicopters and boats for rescue. Indeed, this was an unprecedented challenge for our nation—one to which Shaw reacted quickly and effectively.

making it happen

As one of only a handful of companies federally pre-qualified to provide emergency response services, Shaw has responded to natural and manmade disasters for years. In fact, Shaw has participated in recovery efforts following virtually every hurricane that has hit the U.S. since Hurricane Andrew in 1992.

But Katrina was different—not just because of the overwhelming damage and loss of life but because this was our home state. Even before the hurricane struck, when Shaw management realized the storm was headed directly at Louisiana, we began mobilizing immediately, ensuring that crews would stand ready to be deployed.

As the waters continued to rise, Shaw began assembling teams and equipment to tackle the daunting task of unwatering New Orleans. Beating the odds and living up to our reputation of providing innovative solutions, Shaw pumped the waters from New Orleans in 17 days—the experts had predicted it would take over 80.

The record storms of 2005 changed the region forever. But during the days and weeks that followed, the challenges only strengthened our resolve to rise above confusion and provide results. From removing the floodwaters, repairing infrastructure and housing the displaced, to providing food, water and generators to hospitals, Shaw made it happen. We are proud that we were there.

They said we couldn't build a 500 megawatt power plant in New York City in 2 years.


WE'RE MAKING IT HAPPEN

The "Enterprise" transports two heat recovery steam generators, weighing 2,500 tons each, past Manhattan and onto their final destination at the Astoria site in Queens, New York.

Shaw® a world of Solutions





1. With the Empire State Building in the background, the HRSGs make their way toward the Astoria site.
2. The Enterprise lines up with the dock at the Astoria site.
3. Shaw crews prepare to offload the HRSGs onto multi-wheeled transporters.
4. Constructing the HRSGs offsite allowed Shaw to utilize constrained space efficiently and promoted safer working conditions.

How do you build a major power plant in two years in one of the most expensive and property constrained cities in the country on time and within budget? With ingenuity and determination!

In Spring 2004, Shaw received notice to proceed on the largest new power plant to be built in New York City in 25 years. A month later, our innovative modular construction techniques were being employed and would ultimately save our client millions of dollars and significantly compress the project's completion timetable.

Working with our partner, Alstom, Shaw constructed two of the plant's main components, the heat recovery steam generators, or "HRSGs," in Indonesia—some 12,000 miles from the location of the power plant. One year and thousands of man-hours later, the massive generators were fully assembled. This was an impressive feat and an approach that not only saved our client money but also ensured the safest possible working conditions for our employees.

making it happen

But the innovation didn't end there. With the completion of the HRSGs, an ambitious journey began and the components were loaded onto a floating, dry dock ship to make the long trip to New York City. Traveling across the Pacific Ocean, through the Panama Canal and up the eastern seaboard, the ship arrived in New York City the morning of July 7, 2005. Moving up the East River and past Manhattan, the HRSGs safely arrived at the Astoria site that afternoon. Multi-wheel transporters were used to offload the 5 million pound generators, move them through the site and to their final destination. The Astoria location went from having a bare foundation to having HRSGs in place in less than 24 hours.

By constructing the HRSGs on the other side of the world using our modular construction techniques and employing the very latest in marine transportation technology, Shaw successfully reached a crucial milestone for the Astoria project and saved our client time and money. We believe this type of ingenuity will ensure we deliver the Astoria project to our client on schedule. This is just another example of how we anticipate the needs of our clients and deliver solutions that exceed their expectations.



TVA's Browns Ferry nuclear plant. Shaw is constructing Unit #1 at the Browns Ferry site—the largest nuclear construction project in the western hemisphere today.



A pioneer in the nuclear industry, Shaw offers turnkey services including architect, design, engineering, construction, maintenance, and decommissioning and decontamination expertise.

In 2005, nuclear energy re-emerged globally as a cleaner, more efficient and more economical power alternative. Shaw emerged as a global leader in making it happen—in nuclear design, nuclear construction, nuclear maintenance, and nuclear waste disposal.

As world leaders focus their attentions on the reality that power needs are expected to double by 2030, and that energy and environmental security are vital to ensuring a stronger, safer future, Shaw is one of a handful of innovative companies forging attainable, economical nuclear solutions. Shaw knows that more and more informed consumers are demanding lower fuel prices, fewer greenhouse emissions from coal-fired plants, and less uncertainty on the sources and security costs of fossil fuel discovery and production. Shaw also knows that advances in nuclear strategy, technology, maintenance and disposal make it the alternative many of those world leaders will endorse. It's cleaner. It's efficient. It's accessible. It's safe. It's state-of-the-art. A pioneer in the nuclear industry, Shaw predicted this early on and is well positioned for the resurgence of nuclear in the energy marketplace.

making it happen

In 2005, as plans for new nuclear capacity around the globe were announced, Shaw joined the AP1000 Consortium as architect engineer with Westinghouse and Mitsubishi Heavy Industries. The AP1000 Consortium is proposing to provide the "Nuclear Island," including the AP1000 reactor and technology transfer, for four nuclear generating units in China and other regions where the demand for energy is growing rapidly. In early fiscal 2006, Shaw also partnered with Westinghouse to assist Duke Energy in pursuing a combined Construction and Operations license for two nuclear generating facilities.

Shaw Stone & Webster is among an elite group of companies that forged the way for nuclear power over 50 years ago. In fact, Shaw pioneers provided architect engineer services for the very first commercial nuclear-powered central generating station in the United States, and Shaw was a key architect engineer involved in the design and construction of 17 of the nation's nuclear power plants. Today, Shaw is constructing TVA Browns Ferry Unit #1, the largest nuclear related construction project currently being built in the western hemisphere.

But our nuclear expertise doesn't end there. Shaw provides innovative solutions to the nuclear industry at every stage of the life cycle from engineering, construction and pipe fabrication for nuclear generating facilities, to maintenance and modifications, power uprates, decommissioning, decontamination and spent fuel dry storage. This presents an incredible opportunity for Shaw to participate in the emerging nuclear marketplace. Nuclear is the emerging power solution and Shaw is ready to make it happen.

great partnerships

The success we've experienced this year is directly linked to our goal of proactively delivering innovative solutions to our clients. We work hard to earn their trust and take pride in providing results that ensure they meet their strategic goals, while improving the world around us and delivering positive results to our shareholders. In 2005, this commitment to excellence allowed us to significantly expand and strengthen our relationships with partners around the globe. Simply put, we strive to deliver solutions that exceed our clients' expectations and we never rest on past achievements.

PPL Scrubbers: In July 2005, Shaw was awarded an engineering, procurement and construction (EPC) contract by PPL Generation LLC, a subsidiary of **PPL Corporation,** to retrofit three of PPL's coal-fired generating units at two plants with pollution controls. This contract follows an announcement in February 2005, of PPL's intent to invest in pollution controls at its Montour and Brunner Island facilities. Shaw Stone & Webster was selected to install flue gas desulphurization (FGD) units at two generating units at PPL's Montour power plant and at the largest generating unit at the Brunner Island location. The FGD units, also known as "scrubbers," will remove over 97 percent of the sulfur dioxide emitted from the generating units thereby improving the air quality surrounding the facilities. The projects, including both locations, are expected to create approximately 800 jobs during the construction phase, as well as additional permanent positions once operation of the scrubbers begins. Engineering of the scrubber units is already in progress and construction is expected to begin in 2006. Completion for the Montour location is expected in spring 2008 and in fall 2008 for Brunner Island.

Cleco CFB Power Plant: In September 2005, Shaw was awarded an engineering, procurement and construction contract by **Cleco Corporation's** subsidiary, Cleco Power LLC, to build a new 600 MW electricity generating plant. The new plant will incorporate state-of-the-art circulating fluidized bed (CFB) technology and will consist of two separate 300 MW units that will supply steam to a single steam turbine generator. The new facility will be located at Cleco's Rodemacher Power Station near Boyce, Louisiana and is scheduled to be completed by mid-year 2009 with a total cost of approximately $1 billion. Shaw's EPC contract, which does not include owner-supplied components and financing costs of the project, is valued at nearly $680 million. Using the CFB technology, this new plant will be one of the cleanest of its type in the world and will provide Cleco and its customers with economical energy solutions. Our ability to engineer clean and efficient electric generating solutions using multiple solid fuels provides a workable solution as an alternative to the increasing cost of fuels and allows our clients to meet the ever changing demands of their customers.

SHARQ Ethylene Plant: In October 2005, Shaw finalized a contract with Eastern Petrochemical Co., also known as **SHARQ,** for engineering, procurement, construction, and commissioning of a 1.3 million metric tons-per-year ethylene plant utilizing Shaw Stone & Webster's proprietary ethylene technology. Under the approximately $900 million contract, Shaw is providing engineering, procurement and construction services for the facility, which will be located in Al-Jubail, Saudi Arabia. The ethylene plant is expected to be completed in the first quarter of 2008.

Shaw's global presence and proprietary technologies continue to allow Shaw to create partnerships in every corner of the world. This premier facility will be one of the largest in the world and will enhance not only SHARQ's leadership position in the field of petrochemicals, but will also enhance Shaw's position as a leader in the ethylene marketplace.

Duke Energy Scrubbers: In May 2005, Shaw, along with consortium partner, ALSTOM Environmental Control Systems, was selected for an engineering, procurement and construction contract by Duke Power, a unit of **Duke Energy,** to retrofit the coal-fired generating units at Duke's Belews Creek power plant in Stokes County, North Carolina. The FGD scrubber units will be designed to reduce approximately 95 percent of the sulfur dioxide emitted during the production of electricity, significantly improving the quality of air emissions from the facility. Shaw will perform the majority of the project's engineering, procurement and construction. ALSTOM will design, engineer and procure the FGD equipment. Engineering on the project began in 2005 and ground has been broken on the construction at Belews Creek Steam Station. The project, which is scheduled to be completed during 2008, has a total value of approximately $500 million.

This is Shaw's second major scrubber project for Duke Energy, following closely on the heels of the Marshall Steam Station project where Shaw is installing four scrubbers. The Marshall Steam Stations project is expected to be completed in 2007.

Nuclear Alliances: In June 2005, Shaw joined the **Westinghouse Electric Company** and **Mitsubishi Heavy Industries** "AP1000 Consortium." The AP1000 Consortium is currently proposing to provide the "Nuclear Island," including the AP1000 reactor and technology transfer, for four nuclear generating units in China where the demand for energy is growing rapidly. Two of the nuclear units would be constructed in Sanmen, in the Zhejiang province near Qinshan, for China National Nuclear Corporation. The two remaining units would be built in Yangjiang, in the Guangdong province west of Hong Kong, for China Guangdong Nuclear Power Company. Shaw would be responsible for the construction management, project planning and oversight, and a portion of the engineering and procurement functions. Leveraging our turnkey services and global presence, Shaw will provide piping modules and modularization expertise from its joint venture pipe fabrication facility in Nanjing, China.

The AP1000 technology is the first Generation III+ reactor design to receive approval from the U.S. Government's Nuclear Regulatory Commission. Generation III+ is the U.S. Department of Energy's nomenclature for the new generation of competitive reactor designs that will follow the Generation III Advanced Light Water Reactors developed in the 1990s.

In October 2005, we announced that Shaw will again partner with **Westinghouse Electric Company** to assist **Duke Energy** in its pursuit of a combined Construction and Operating License for two new nuclear power electricity generating plants.

(continued)

Emergency Response: In 2005, unprecedented natural disasters affected the Gulf Coast region and Shaw was there providing much needed relief and support to the impacted areas. As Hurricane Katrina's projected path seemed to have the storm making a direct hit on New Orleans, Shaw management began to mobilize even before the storm came ashore. Immediately following the landfall of Hurricane Katrina, Shaw was awarded an Indefinite Delivery/Indefinite Quantity (ID/IQ) contract by the **Federal Emergency Management Agency (FEMA)** to provide support services in the aftermath of the storm. Under the contract, Shaw provided all support services necessary to provide housing assistance for displaced residents including site assessments, design, construction, transportation, utilities and facilities management. In addition, Shaw provided on-demand services to meet the general needs of displaced residents. Shaw also provided administrative services to register displaced residents housed at emergency shelters in multiple locations in Texas and other impacted areas.

Shaw also went to work right away for the **U.S. Army Corps of Engineers** to aid in the recovery and rebuilding efforts. Shaw's most significant task under the contract with the Corps was to remove the floodwaters from the city of New Orleans. Shaw moved in temporary pumps and repaired and restarted the existing pump stations inside the city. Shaw began pumping water out of the city on September 8, 2005. Experts predicted that it would take over 80 days to complete this overwhelming challenge. Shaw crews worked 24/7, pumping over 56 billion gallons of water and completed the job in 17 days. Removing the water from the city in record time was vital to begin the recovery process from an infrastructure perspective. Removing water from the city was a first step in restoring the spirit of New Orleans.

Dolphin Energy Pipe Fabrication: In February 2005, we announced that Shaw Nass Middle East Ltd., our pipe fabrication joint venture, was awarded a pipe fabrication contract to supply all industrial pipe requirements for **Dolphin Energy Ltd's** new gas processing plant in Qatar. The contract covers fabrications of approximately 37,000 metric tons of pipe for the plant.

The new plant is scheduled for completion in 2006 with an initial capacity to process 2 billion cubic feet of natural gas per day. The plant will receive wet gas from Qatar's offshore North Field and will remove hydrocarbon liquids for processing, marketing and sale. The resulting dry gas will be compressed for transportation through Dolphin's export pipeline to the United Arab Emirates.

global presence


Moscow, Russia
Rotterdam, Holland
Novy Bor, Czech Republic
Kaiserslautern, Germany
Krasnodar, Russia
Milan, Italy
Sainte-Foy, Quebec
Toronto, Ontario
Montreal, Quebec
Almaty, Republic of Kazahkstan
Beijing, China
Amman, Jordan
Baghdad, Iraq
New Delhi, India
Manama, Bahrain
Mahooz, Bahrain
Dubai, U.A.E.
Abu Dhabi, U.A.E.
Mumbai, India
San Nicholas, Aruba
Bangkok, Thailand
Hagatna, Guam
Maracaibo, Venezuela
Estado Falcon, Venezuela
Selangor, Malaysia
Jakarta, Indonesia
Santiago, Chile
Prospect, NSW, Australia

145 domestic, 33 international

financial highlights

(in thousands, except per share data)	Years Ended August 31, 2005	2004	2003
Operating Results			
Total Revenues	**$3,265,916**	$3,015,813	$3,237,977
Gross Profit	**292,416**	220,324	257,824
Net Income (Loss)	**16,376**	(28,975)	20,866
Net Income (Loss) per Diluted Share	**0.23**	(0.50)	0.54
Working Capital	**473,659**	291,069	91,950
Balance Sheet Data			
Total Assets	**$2,070,655**	$2,035,536	$1,992,815
Short-Term Debt	**12,356**	12,733	261,410
Long-Term Debt	**65,541**	261,173	251,745
Shareholders' Equity	**1,144,553**	876,371	651,890
Number of Shares Outstanding at Year End	**78,957**	63,770	37,790

Revenue by Industry Sector



2005
34%
2%
43%
2004
42%
18%
3%
37%
2003
35%
4%
14%
47%
$3.3 billion
$3.0 billion
$3.2 billion
Environment and Infrastructure
Energy
Chemicals
Other

Please see our Annual Report on Form 10-K for our consolidated financial statements and accompanying notes. In addition, we have filed with the Securities and Exchange Commission the required certifications related to our consolidated financial statements as of and for the year ended August 31, 2005. These certifications are attached as exhibits to our Annual Report on Form 10-K for the year ended August 31, 2005. Additionally, we have also provided to the New York Stock Exchange, the required annual certification of our Chief Executive Officer regarding our compliance with the New York Stock Exchange's corporate governance listing standards.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. The statements contained herein that are not historical facts (including without limitation statements to the effect that the Company or its management "believes," "expects," "anticipates," "plans," or other similar expressions) and statements related to revenues, earnings, backlog, or other financial information or results are forward-looking statements based on the Company's current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those anticipated by the Company. These forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions and are subject to change based upon various factors. Should one or more of such risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. A description of some of the risks and uncertainties that could cause actual results to differ materially from such forward-looking statements can be found in the Company's reports and registration statements filed with the Securities and Exchange Commission, including its Form 10-K and Form 10-Q reports, and on the Company's web-site under the heading "Forward-Looking Statements." These documents are also available from the Securities and Exchange Commission or from the Investor Relations department of Shaw. For more information on the Company and announcements it makes from time to time on a regional basis, visit our web site at ***www.shawgrp.com.***


"Safety, integrity, and service, combined with a demonstrated commitment to providing quality products and workmanship, are the core values that have established Shaw as leader in each of the industries we serve. These are our founding values—ideals that drive us today and ensure our success tomorrow."

DIRECTORS

J. M. Bernhard, Jr.
Chairman and
Chief Executive Officer
The Shaw Group Inc.
Baton Rouge, Louisiana

T. A. Barfield, Jr.
President, Chief Operating Officer
and Interim President,
Shaw Environmental &
Infrastructure Division
The Shaw Group Inc.
Baton Rouge, Louisiana

Robert L. Belk
Executive Vice President and
Chief Financial Officer
The Shaw Group Inc.
Baton Rouge, Louisiana

James F. Barker
President
Clemson University
Clemson, South Carolina

L. Lane Grigsby
Chairman
Cajun Constructors, Inc.
Baton Rouge, Louisiana

David W. Hoyle
State Senator and
Real Estate Developer
Gastonia, North Carolina

Albert D. McAlister
Attorney
McAlister & McAlister, P.A.
Laurens, South Carolina

Charles E. Roemer, III
Chairman
Roemer Development
Baton Rouge, Louisiana

John W. Sinders, Jr.
Managing Director
Jeffries & Company, Inc.
Houston, Texas

EXECUTIVES AND OFFICERS

J. M. Bernhard, Jr.
Chairman and
Chief Executive Officer

T. A. Barfield, Jr.
President, Chief Operating Officer
and Interim President,
Shaw Environmental &
Infrastructure Division

Robert L. Belk
Executive Vice President and
Chief Financial Officer

Richard F. Gill
Executive Vice President,
Chairman of the Executive
Committee and President,
Shaw Stone & Webster
Nuclear Services Division

Gary P. Graphia
Secretary and General Counsel

David L. Chapman, Sr.
President, Fabrication,
Manufacturing & Distribution
Division

Ebrahim "Abe" Fatemizadeh
President, Energy & Chemicals and
Construction Division

D. Ron McCall
President, Maintenance Division

Dirk J. Wild
Senior Vice President and
Chief Accounting Officer

CORPORATE INFORMATION

Corporate Office
4171 Essen Lane
Baton Rouge, Louisiana 70809
225-932-2500

Investor Relations
Certain shareholder records are maintained at the Company's corporate office in Baton Rouge, Louisiana. Inquiries may be directed to the Investor Relations Department.

Stock Listing
New York Stock Exchange
Symbol: SGR

Annual Meeting
The annual meeting of shareholders will be held at 9:00 a.m. on January 27, 2006 at the Shaw Center for the Arts, 100 Lafayette Street, Baton Rouge, Louisiana.

Transfer Agent & Registrar
Wachovia Bank, N.A.
Equity Services
1525 West W.T. Harris Boulevard
Building 3Cs
Charlotte, North Carolina 28288-1153
800-829-8432

Auditors
Ernst & Young LLP
3900 One Shell Square
701 Poydras Street
New Orleans, Louisiana 70139
504-581-4200

designed by curran & connors, inc. / www.curran-connors.com


Shaw® a world of Solutions


Shaw® a world of Solutions

4171 Essen Lane
Baton Rouge, Louisiana 70809
255-932-2500
www.shawgrp.com